Letter to Shareholders
from President & CEO Stuart McDonald	MAY 2023

Dear Shareholders,

I am pleased to present to you the annual review of Taseko for 2022 and am proud to say that our Company had a successful year and reached a number of key milestones, despite the challenges posed by the significant inflationary pressures in the post pandemic environment.

Our team has worked tirelessly to deliver on our commitments and to achieve our goals. Our focus, as always, remains on safety, sustainability, and operational excellence, and we made progress in each of these areas.

This is an exciting time for the Company has we are now on the verge of starting construction of our second operating asset, thanks to years of hard work and perseverance by a number of individuals in the organization.

2022 ANNUAL HIGHLIGHTS REVENUES FROM MINING OPERATIONS $392 Million ADJUSTED EBITDA1 $109 Million AVERAGE COPPER PRICE US$3.57/lb	Financial

In terms of financial performance, the two halves of the year were distinctly different. Taseko had strong revenue and earnings in the first two quarters of the year, supported by a copper price that averaged an unprecedented US$4.42 per pound. Financial performance tapered in the second half of the year in step with the copper price decline, down to an average of US$3.57 per pound. While an average price of over US$3.50 per pound is still a very healthy level, that 20% drop impacted Taseko's bottom line. For the year, the Company generated revenues of $392 million and adjusted EBITDA1 of $109 These results reflect the strength of our business and the dedication of our team.

We had a cash balance of $121 million at year end and approximately $190 million of available liquidity, including the undrawn US$50 million revolving credit facility.

Looking forward, the Company has put copper collar contracts in place at Gibraltar to protect a minimum copper price of US$3.75 per pound until the end of December 2023 for the majority of our copper production.

Note: 1. Non-GAAP performance measure.

Florence Copper

At our Florence Copper project, significant progress was made in 2022. The permitting process advanced towards its final conclusion, procurement of long lead construction items continued, two important funding transactions were announced, and we also filed a new technical report for the project that incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility ("PTF") results.

On the permitting front there are two key permits required for the construction and operation of the commercial production facility. The state permit, received in 2020, is the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ").

Taseko Mines Limited Letter To Shareholders

TECHNICAL REPORT HIGHLIGHTS*

NET PRESENT VALUE (AFTER TAX AT 8% DISCOUNT RATE)	INTERNAL RATE OF RETURN (AFTER TAX)	OPERATING COSTS (C1) ($/LB OF CU)
US$930 M	47%	US$1.11

MINE LIFE	ANNUAL PRODUCTION CAPACITY
22 YEARS	85 Million
pounds of LME grade "A" cathode copper

The second key permit is the Underground Injection Control ("UIC") permit, issued by the US Environmental Protection Agency ("EPA"). The EPA commenced their process in 2021 and in August 2022, Florence Copper was issued a draft UIC permit, initiating a 45-day public comment period. During the comment period, the EPA received overwhelmingly positive written submissions supporting Florence Copper. A public hearing was also held by the EPA and all parties who spoke at the hearing were in favour of the project.

We are now in the final step of the process, waiting for the EPA to issue the final permit. While there is no defined timeline for the EPA to complete their process, we believe they have made good progress and will be issuing the final permit in the coming months.

Simultaneous with the permitting process, we continued the procurement of long lead items required for construction. By the end of 2022, approximately US$80 million in long lead items had been procured - this protects the 18-month construction schedule and mitigates financial inflation risk . Most of the required pre- construction capital spending is now complete and we are ready to break ground upon receipt of the final UIC permit.

From a funding perspective, we recently announced two important transactions. The first is a strategic partnership agreement with Mitsui & Co. (USA). They will make an initial investment of US$50 million for a 2.67% copper stream. Mitsui also retains an option to invest an additional US$50 million (for a total of US$100 million) to convert the copper stream into a 10% equity interest in Florence Copper. This important transaction not only validates the significant value of this project (see economic study details) but also highlights the marketing advantages of low impact mining and US produced copper.

The second funding announcement made earlier this year, is an underwritten commitment for US$25 million from Bank of America. Proceeds from this financing will be available to fund costs associated with the Solvent Extraction and Electrowinning ("SX/EW") plant for the Florence Copper commercial production facility.

With the funds from these two transactions, plus our availability liquidity (cash plus our revolving line of credit) and future cash flow from Gibraltar, we are well positioned to enter the construction phase.

We also recently filed a new technical report for Florence. (NI 43-101 Technical Report, "Florence Copper Project, Pinal County, Arizona" dated March 30, 2023*). The technical report includes updated capital and operating costs as well as more detailed process modelling based on information and data from the operation of the test facility. The report confirms improved economics compared to the project contemplated in 2017. Some of the highlights from the technical report are:

• Net present value of US$930 million (after-tax, at an 8% discount rate)

• Internal rate of return of 47% (after-tax)

• Payback period of 2.6 years

• Operating costs (C1) of US$1.11 per pound of copper

• Annual production capacity of 85 million pounds of LME grade "A" cathode copper

• 22 year mine life

• Total life of mine production of 1.5 billion pounds of copper

• Total estimated initial capital cost of US$232 million remaining

• Long-term copper price of US$3.75 per pound

* NI 43-101 Technical Report, "Florence Copper Project, Pinal County, Arizona" dated March 30, 2023. The report has been prepared for Taseko Mines Limited, a producing issuer, under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Sr. Vice President Operations, Mr. Weymark is Vice President Engineering and Robert Rotzinger is Vice President Capital Projects. All three are "Qualified Persons" as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").The report is available on SEDAR.

MAY 2023

Gibraltar Mine

In 2022, Gibraltar produced 97 million pounds of copper and 1.1 million pounds of molybdenum, generating $81 million of operating cash flow and revenues of $392 million. While this wasn't the best ever year at Gibraltar, its not bad considering it was shut down in 1998 by the previous owner and we acquired it from them for $1 in 1999. Today, Gibraltar still has 22 years of mine life remaining, with annual copper production expected to average 130 million pounds.

2022 was not without its challenges at our Gibraltar mine Inflation weighed on operating costs and production was impacted by grades below the life of mine average.

Fuel was the biggest driver of the higher cash costs in 2022 as diesel prices peaked at nearly $2.00 per liter, compared to an average price in 2021 of under $1.00 per liter. The price increase drove our diesel costs up by over $20 million for the year.

Gibraltar's copper production is expected to be approximately 115 million pounds this year, which combined with our increased ownership in Gibraltar would give Taseko roughly 35% growth in attributable production over 2022.

On a per pound basis, these higher input costs combined with lower production for the year resulted in increased unit costs in 2022. Diesel prices have eased since their peak last year and with expected higher production in 2023, we expect lower costs on a per pound basis.

In May, Gibraltar was recognized for its outstanding safety performance and was presented the John Ash Award which goes to the open pit mine in British Columbia working more than 1,000,000 worker hours with the lowest lost time injury-frequency rate. Safety has always been a priority for all of us at Taseko, and is paramount to our Company's success.

Earlier this year we increased our effective interest in Gibraltar to 87.5%, after acquiring a 12.5% stake from one of our Joint Venture partners. The acquisition cost of $60 million is payable over a five-year period, plus potential contingent payments depending on Gibraltar mine revenues and copper prices over the next five years. The transaction was immediately accretive to Taseko and the deferred payment structure allows us to focus our financial capacity on the construction of Florence Copper.

Gibraltar's copper production is expected to be approximately 115 million pounds this year, which combined with our increased ownership in Gibraltar would give Taseko roughly 35% growth in attributable production over 2022.

Project Pipeline

All of our assets are located in British Columbia and Arizona, two high quality operating jurisdictions. We have almost 15 billion pounds of copper in reserves, more than any of our peers. It is safe to say that Taseko has one of the best project pipelines of any junior or mid-tier copper miner.

At Yellowhead we continue to prepare for the Environmental Assessment process and have been focusing on community engagement. Yellowhead is a large-scale copper project with favourable economics in a desirable location. We still have several years of work ahead of us before it will be construction ready, but it is a valuable asset so we will keep advancing it.

Discussions with the Province of British Columbia and the Tŝilhqot'in National Government regarding New prosperity continue. The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Taseko Mines Limited Letter To Shareholders

Corporate and ESG

While profitable operations and a return on investment for shareholders are critical to Taseko, so are the other important values that our work generates.

I am proud of the social and environmental contributions and value our Company creates - we are committed to providing healthy and safe workplaces that welcome a diversity of people and views; providing well-paid jobs and career opportunities for our employees; supporting vibrant communities and institutions and building meaningful partnerships with Indigenous People.

And while focusing on these important social and environmental elements we are producing copper - a metal that will play a vital role in the energy transition and enhancing our quality of life.

Taseko's 2022 ESG Report will be issued later in the spring, and we believe it continues to share our ESG priorities and our commitment to creating value for all our stakeholders.

I'd like to take this opportunity to thank all our employees for their hard work as we enter an exciting period for the Company. I would also like to take this opportunity to thank our partners, and shareholders for their ongoing support and dedication. We could not have achieved these results without your commitment and collaboration.

Thank you for your continued support, and I look forward to another successful year ahead.

Stuart McDonald

President & CEO

TSX: TKO NYSE American: TGB LSE: TKO

Taseko Mines Limited

12th Floor - 1040 West Georgia St., Vancouver, BC Canada V6E 4H1 (877) 441-4533 www.tasekomines.com	Note: All figures are in Canadian dollars, unless otherwise noted.